ENCOM GROUP, INC.

[Stationary]

September 14, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:	Encom Group, Inc.
Item 4.01 Form 8-K
Filed August 7, 2012
File No. 0-54277

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated August 9, 2012.

1. With respect to comment No.1, we have attached the required letter from Hein & Associates.

2. With respect to comment No. 2, Hein resigned as the Company’s independent registered public accounting firm.

3. With respect to comment 3, we have included the dates in which Hein served as the Company’s independent registered public accounting firm.

The undersigned, on behalf of Encom Group, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Jared Robinson

Jared Robinson, president